SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

Current Report Pursuant
to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 21, 2004



SIERRA HEALTH SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	1-8865	88-0200415
--------------------------------	--------------------------------	---------------------
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2724 North Tenaya Way
Las Vegas, Nevada 89128

(Address of principal executive offices including zip code)

(702) 242-7000

(Registrant's telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Item 7. Financial Statements and Exhibits

Exhibits	Description
99.1	Press Release, dated as of July 21, 2004.

Item 9. Regulation FD Disclosure

Item 12. Disclosure of Results of Operations and Financial Condition

On July 21, 2004, Sierra Health Services, Inc. issued a press release announcing operating results for the quarter ended June 30, 2004. A copy of the press release is attached as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

All of the information furnished in this report and the accompanying exhibit shall not be deemed to be "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and shall not be incorporated by reference in any filing under the Securities Act of 1933, as amended.

Statements in the press release referred to above that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including TRICARE, Medicare, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment, renewals and benefit levels; 3) unpredictable medical costs, malpractice exposure, reinsurance costs and inflation; 4) impact of economic conditions; 5) changes in healthcare reserves; 6) our failure to obtain an extension of the Medicare Social HMO contract; and 7) the amount of actual proceeds to be realized from the note receivable related to the sale of the workers' compensation insurance operation. Further factors concerning financial risks and results are contained in our Annual Report on Form 10-K for the year ended December 31, 2003. Such statements are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and identify important risk factors that could cause our actual results to differ materially from those expressed in any projected, estimated or forward-looking statements relating to Sierra.

Consequently, all of the forward-looking statements made in the press release referred to above are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Sierra will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Sierra or its business or operations. Sierra assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIERRA HEALTH SERVICES , INC.
(Registrant)

Date: July 21, 2004   /S/ PAUL H. PALMER
                                              Paul H. Palmer
                                              Senior Vice President
                                              Chief Financial Officer and Treasurer
                                              (Chief Accounting Officer)